                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549



                                   FORM 11-K


     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
           For the Fiscal year ended December 31, 2000

                             OR

     ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934
           For the transition period from

                          Commission File No: 1-10955

                    THE ENVIRONMENTAL ELEMENTS CORPORATION
                        401(K) RETIREMENT SAVINGS PLAN

                      ENVIRONMENTAL ELEMENTS CORPORATION
                              3700 Koppers Street
                          Baltimore, Maryland  21227

Environmental Elements Corporation
401(k) Retirement Savings Plan

Financial statements
As of December 31, 2000 and 1999
Together with report of independent public accountants

Report of independent public accountants

To the Administrative Committee of
the Environmental Elements Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen




Baltimore, Maryland
June 27, 2001

               Environmental Elements Corporation
               401(k) Retirement Savings Plan


               Table of contents

               Statements of net assets available for plan benefits
                   As of December 31, 2000 and 1999...........................   1

               Statement of changes in net assets available for plan benefits
                   For the year ended December 31, 2000.......................   2

               Notes to financial statements and supplemental schedule
                   December 31, 2000 and 1999.................................   3

               Schedule of investments held
                   As of December 31, 2000....................................   7

               Environmental Elements Corporation
               401(k) Retirement Savings Plan


               Statements of net assets available for plan benefits As of December 31, 2000 and 1999

                                                                            2000         1999
                                                                          ----------   ----------
               Assets:
                  Participant directed investments, at market:
                       Mutual funds                                       $5,072,209   $5,602,805
                  Environmental Elements Corporation Common
                  Stock at market, non-participant directed                  363,078      799,187
                                                                          ----------   ----------
              Total investments                                            5,435,287    6,401,992
                  Participant loan receivables                                36,385       58,346
                                                                          ----------   ----------
              Net assets available for plan benefits                      $5,471,672   $6,460,338
                                                                          ==========   ==========

       The accompanying notes are an integral part of these statements.

               Environmental Elements Corporation
               401(k) Retirement Savings Plan

               Statement of changes in net assets available for plan benefits For the year ended December 31, 2000

               Additions:
                 Contributions-

                    Employer                                                                  $    97,205
                    Participant                                                                   609,119
                                                                                              -----------
               Total contributions                                                                706,324
                    Interest and dividends                                                        462,046
                    Net realized and unrealized gains (losses)                                 (1,227,932)
                    Net loan activity                                                               3,862
                                                                                              -----------
               Total additions                                                                    (55,700)
                                                                                              -----------
               Deductions:
                    Benefit distributions                                                        (932,966)
                                                                                              -----------
               Net decrease (increase) for the year                                              (988,666)
               Net assets available for plan benefits, beginning of year                        6,460,338
                                                                                              -----------
               Net assets available for plan benefits, end of year                            $ 5,471,672
                                                                                              ===========

        The accompanying notes are an integral part of this statement.

                    Environmental Elements Corporation
                    401(k) Retirement Savings Plan


                    Notes to financial statements and supplemental schedule December 31, 2000 and 1999



                    1. Plan description:

                    The Environmental Elements Corporation 401(k) Retirement Savings Plan (the EEC Plan), a defined contribution 401(k) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan). Employees of Environmental Elements Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

                    Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1 percent to 15 percent of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

                    Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50 percent of the participant's contribution to the Plan, not to exceed 3 percent of their salary. Through March 31, 1999, the Employer match is made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Beginning April 1, 1999, the Employer made matching cash contributions by purchasing Employer common stock on the open market. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive twelve-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

                    Participants are permitted to borrow against their vested 401(k) balance. A participant may take out a loan of $50,000 or up to 50 percent of his/her vested balance, whichever is less. Loans must be repaid to the participant's account through payroll deductions on an after-tax basis. All loans must be repaid within 5 years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan. The range of interest rates for all 2000 participant loans is 7.75 - 8.5 percent.

                    2. Significant accounting policies:

                    Basis of financial statements

                    The accompanying financial statements are presented on the accrual basis of accounting.

                    Valuation of investments

                    Investments included in the accompanying financial statements are stated at market value.

                    Income taxes

                    The Plan has obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust was qualified and tax exempt as of the financial statement dates.

                    Administrative expenses

                    All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

                    Forfeited accounts

                    Forfeited nonvested accounts are used to reduce employer contributions to the Plan. During the year ending December 31, 2000 forfeited funds totaling $7,566 were used to reduce employer contributions.

                    Use of estimates

                    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                    Market risk

                    The plan provides for investments in various investment securities that are exposed to certain risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term and these changes could materially effect the amounts reported in the statements of net assets available for benefits.

                    New accounting standards

                    The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," (the SOP) in September 1999. The SOP eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP is effective for financial statements for the plan years ending after December 15, 1999. The Company has adopted this pronouncement for the fiscal year ended December 31, 2000.

                    3.  Investments:

                    The following presents investments that represent 5 percent or more of the Plan's net assets:

                                     Investment                                                          2000         1999
                    --------------------------------------------------------------                   -----------   ----------
                    Putnam Stable Value Fund, 1,270,184 and
                    1,466,701 shares, respectively                                                    $1,270,184   $1,466,701

                    Putnam OTC Emerging Growth Fund, 24,276 and
                    14,464 shares, respectively                                                          337,921      535,330

                    The Putnam Fund for Growth and Income, 75,807 and
                    93,707 shares, respectively                                                        1,480,512    1,757,015

                    Putnam International Growth Fund, 24,972 and 20,323 shares,
                    respectively                                                                         617,061      603,183

                    Putnam Vista Fund, 67,535 and 46,665 shares,
                    respectively                                                                         879,300      814,768

                    During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                    Putnam Stable Value Fund                                                                        $(196,517)

                    The George Putnam Fund of Boston                                                                   20,100

                    Putnam OTC Emerging Growth Fund                                                                  (197,409)

                    Putnam Income Fund                                                                                 25,373

                    The Putnam Fund for Growth and Income                                                            (276,503)

                    Putnam International Growth Fund                                                                   13,878

                    Putnam Vista Fund                                                                                  64,532

                    Putnam Investors Fund                                                                              15,950

                    Environmental Elements Corporation Stock                                                         (436,109)
                                                                                                                    ---------
                                                                                                                    $(966,705)
                                                                                                                    =========

                    4.  Environmental Elements Corporation Common Stock

                    Information about the net assets and the significant components of the changes in the net assets relating to the Environmental Elements Corporation Common Stock is s follows:

                    Transfers to participant directed funds                                           $(125,089)

                    Employer contributions                                                               97,205

                    Employee contributions                                                               27,341

                    Interest and dividends                                                                  252

                    Realized and unrealized losses                                                     (382,154)

                    Benefit distributions                                                               (53,664)
                                                                                                      ---------

                    Net decrease                                                                       (436,109)

                    Balance, December 31, 1999                                                          799,187
                                                                                                      ---------

                    Balance, December 31, 2000                                                        $ 363,078
                                                                                                      =========


                    5. Schedule of investments held:

                    Investments are stated at market value and are held by Putnam Fiduciary Trust Company (Trustee). The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 2000.

                    Environmental Elements Corporation
                    401(k) Retirement Savings Plan

                    Schedule of Investments held
                    As of December 31, 2000

                                                                                        Number of
                                   Description of investments                             shares             Market value
                    -------------------------------------------------------           ----------------     ----------------
                    Mutual funds:
                       Putnam Stable Value Fund                                           1,270,184            $1,270,184
                       The George Putnam Fund of Boston                                      12,693               217,945
                       Putnam OTC Emerging Growth Fund                                       24,276               337,921
                       Putnam Income Fund                                                    17,658               112,661
                       The Putnam Fund for Growth and Income                                 75,807             1,480,512
                       Putnam International Growth Fund                                      24,972               617,061
                       Putnam Vista Fund                                                     67,535               879,300
                       Putnam Investors Fund                                                 10,196               156,625
                                                                                                               ----------
                    Total mutual funds                                                                          5,072,209
                                                                                                               ----------
                    Environmental Elements Corporation Common Stock                         322,736               363,078
                    Participant loans - interest rates from 7.75% to 8.5%                                          36,385
                                                                                                               ----------
                    Total investments                                                                          $5,471,672
                                                                                                               ==========

The accompanying notes are an integral part of this schedule.

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN



/s/ John C. Nichols                             June 28, 2001
-----------------------------                   -------------
John C. Nichols                                       Date
Plan Administrator